September 10, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:	Erickson Air-Crane Incorporated
Registration Statement on Form S-1
Filed May 12, 2010
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company”), which has filed Amendment No. 3 to the Registration Statement on Form S-1, to the Staff’s comments to the above referenced Registration Statement.  We have included your numbered comment below, and the Company’s response follows.  The Company has filed Amendment No. 3 to the Registration Statement via EDGAR and has sent five marked courtesy copies of relevant requested documents to Mr. J. Dana Brown.

General

1.             We note an article published by McClatchy-Tribune Information Services on August 12, 2010.  Please provide us your analysis as to how you are in compliance with Securities Act Rule 164(b) regarding this and any other media interview in light of our conversation on June 9, 2010.

We do not believe the written communication from Mr. Ford to a journalist at the Medford Tribune, which resulted in the article you reference, constitutes a “free-writing prospectus” as defined under Securities Act Rule 405.  Mr. Ford’s response to the Tribune reporter’s request for information is consistent with the Company’s ordinary practice and its purpose is generally commercial visibility and good community relations, not a solicitation of offers to buy the Company’s securities.  The Medford Tribune is a small, local newspaper in the community where the Company’s principal facilities are located.

The Company has been extremely cautious in its approach to media interviews.  Mr. Ford’s written responses to the reporter’s specific questions were reviewed by legal counsel, and Mr. Ford had no additional communication with the reporter.  The reference in the article to the initial public offering is background generated by the reporter.  Statements like “enters a new growth phase” and “propel . . . to new heights” were similarly generated by the reporter.  For your information, a copy of Mr. Ford’s email is provided under separate cover.

Prospectus Summary, page 1

Our Company, page 1

2.             We note your response to our prior comment one.  Please revise this language and any similar language elsewhere in the prospectus such as in your “Our Strategy” section beginning on page two and your “The Commercial Heavy-Lift Helicopter Industry” section beginning on page 70 to balance your disclosure that there is no guarantee that these significant growth opportunities will occur and even if significant growth opportunities do occur you may not be able to take advantage of them.

We have made the requested balancing disclosure by inserting, where the company discusses the potential for growth and its strategy for taking advantage of those opportunities, statements similar to the following: “There is no guarantee, however, that the growth opportunities will occur or that we will be able to take advantage of them.  See ‘Risk Factors.’”

3.             We note your response to our prior comment two.  Please revise your disclosure to state that, if true, $152.0 million of your estimated backlog from signed multi-year contracts is not guaranteed as your contract with Asiatic Lumber Industries Sdn. Bdh. does not provide for any guaranteed minimum hours to be flown by you and your estimate is based only upon your previous experience or please advise. Refer to the first full risk factor on page 14.

The backlog related to “anticipated extensions” and the backlog related to the

Asiatic Lumber agreement are different, and it is merely coincidence that the amount for each in the Company’s prior filing was $152.0.  Backlog numbers have been updated throughout the prospectus and, where appropriate, we have inserted a cross-reference to the risk factor that discusses backlog.

4.             We note your disclosure in the last paragraph of this section that your website address is www.ericksonaircrane.com.  It appears that there is another website, www.ericksonaero.net, that may also serve as the company’s website address. Please advise.

The Company has modified its website at www.ericksonaero.net to redirect users to its main website, which is www.ericksonaircrane.com.  Previously, each site was identical.

Risk Factors, page 11

Failure to maintain our safety record would seriously harm our ability, page 11

5.             We note your response to our prior comment three.  Please revise to quantify the number of “accidents and incidents” occurring “from time to time,” or advise.

We have revised the disclosure to include the industry definitions of “incident” and “accident,” and we have quantified the number of incidents and accidents per 1,000 flight hours since 2003, which is an industry measure.

We depend on a small number of large customers, page 13

6.             We note your response to our prior comment five.  Please revise the second sentence to disclose the existence of any short term or ad hoc arrangements with any of these customers or please advise.

We have made the requested revision.

7.             We note your disclosure that you have a receivable that is not past due from ICSS.  We also note your disclosure that you negotiated advanced payments constituting approximately 50% of your expected 2010 revenues with the Hellenic Fire Brigade.  Please revise your disclosure to state whether the receivable currently outstanding but not due will be paid before you receive the advanced payments for your expected 2010 revenues or please advise.  Additionally, please advise whether the advanced payments are only for six months of 2010 as you signed the contract in June and whether you negotiated any other advanced payments as the contract appears to be a four year contract.

We have revised the disclosure to note that the advanced payment for 2010 has already been paid.  The payment was for half of the contract amount for the period from June 30, 2010 through December 31, 2010.  The disclosure regarding the receivable from ICSS—that it is outstanding but not past due—remains accurate.  No additional advanced payments are provided for in the agreement with the Hellenic Fire Brigade, but the Company may negotiate for additional advance payments in future years as a condition to continuing to provide services if it believes the Hellenic Fire Brigade poses a significant credit risk.

8.             Please revise the first sentence to clarify that you “expect to” derive revenue from these customers, as noted in your response to our prior comment six.

We have made the requested revision.

Business, page 83

Our Competitive Strengths, page 84

9.             We note your response to our prior comment 10.  Please advise as to whether your response to our prior comment 10 provides the same basis for your statement that you have the “world’s largest pool of S-64 pilots and support crews.”  If so, please revise this sentence to state that this is your belief or please provide us with the basis for this statement.  Please also revise your disclosure in the second full paragraph on page 90 and the first full paragraph on page 92 and elsewhere as applicable to state that similar statements represent your belief.

The response to prior comment 10 addressed the belief that the Company’s fleet of Aircranes was the “largest commercial fleet of helicopters in the world capable of carrying load in excess of 20,000 lbs.” given the uncertainty regarding the number of MIL 26 aircraft in operation. In contrast, the statement that the Company has the “world’s largest pool of S-64 pilots and support crews” relates specifically to the S-64, an aircraft only the Company, as the Type Certificate holder, may produce.  As noted on page 71 of the prospectus, there are 28 S-64 Aircranes in operation in the world.  The Company is confident that this number is accurate.  The Company pilots and crews the 16 Aircranes it owns and provides pilot and crewing services for all but four of the Aircranes it does not own.

Please address any questions or comments you may have about this letter and the registration statement to me at (503) 294-9444.

Sincerely,

/s/ James M. Kearney

James M. Kearney

cc:	J. Dana Brown (SEC Reviewer)
Charles E. Ryan
John J. Halle